Exhibit 99.4

News

RiT TECHNOLOGIES’ ADVANCED SMARTen™ CABLING SOLUTION
TO BE DEPLOYED IN 100 COMPUTING CLASSROOMS
WITH ‘TIME TO KNOW’ SOLUTION

Tel Aviv, Israel, June 29, 2010 – RiT Technologies Ltd. (NASDAQ: RITT) announced today that its cabling system will be deployed together with the ’Time to Know’ teaching platform in the network infrastructure of computing classrooms throughout Israel. The selection was made after RiT submitted its design for evaluation in a competitive tender.

During the first phase of the project, RiT’s state-of-the-art cabling solution consisting of panels, patch cords, Category 6A STP cabling and outlets, will be deployed in 10 schools in Israel. In the second stage, hundreds of additional classrooms will be established.

“’Time to Know’ is bringing an exciting new concept to the world of education,” commented Avi Kovarsky, President and CEO of RiT Technologies. “However, the success of the project depends totally upon the availability and stability of the classroom’s computer network. Using our high quality components, ‘Time to Know’ will be assured of maximum performance, freeing teachers and staff to concentrate on their educational endeavors. We are proud to be part of this breakthrough initiative.”

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

About “Time to Know”

Time To Know aims to take K-12 education to a whole new level through a holistic integration of an interactive core curriculum and a digital teaching platform designed specifically for one-to-one computing classrooms. Today, 60 Time To Know classrooms have been established in the US and Israel, and hundreds more are scheduled to be established. Today, Time to Know has 350 employees in the US and Israel, including experts in pedagogy and computer based-learning; creative professionals in video, animation, and music; writers, academics, and engineers.

RiT Technologies Ltd

News

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

Contact:
Eran Ayzik
CFO
+972-3- 645 5214
erana@rit.co.il

RiT Technologies Ltd